SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                     No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding the increased shareholdings in China Petroleum & Chemical Corporation (the “Registrant”) by its controlling shareholder,  made by the Registrant on January 9, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement regarding the increased shareholdings in Sinopec Corp.
by the controlling shareholder

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 9 January 2012, China Petroleum & Chemical Corporation (“Sinopec Corp. “) received a notification from its controlling shareholder, China Petrochemical Corporation, that China Petrochemical Corporation had increased its shareholdings in A Shares and H Shares of Sinopec Corp. (the “Shareholding Increase”) through the trading system at the Shanghai Stock Exchange and the secondary market in Hong Kong, respectively. Details of the Shareholding Increase are as follow:

I.     Shareholding Increase

Up to 9 January 2012, China Petrochemical Corporation had increased its shareholding in A Shares of Sinopec Corp. by acquiring 39,083,199 A Shares through the trading system at the Shanghai Stock Exchange, and in H Shares of Sinopec Corp. through acquiring 425,500,000 H Shares by Sinopec Century Bright Capital Investment Limited, a wholly owned subsidiary of China Petrochemical Corporation, through the secondary market in Hong Kong. Immediately before the Shareholding Increase, China Petrochemical Corporation held 65,758,044,493 shares of Sinopec Corp., representing approximately 75.84% of the total issued share capital of Sinopec Corp. Immediately after the Shareholding Increase, China Petrochemical Corporation, directly and indirectly, holds 66,222,627,692 shares of Sinopec Corp., representing approximately 76.38% of the total issued share capital of Sinopec Corp.

II.    Subsequent Increase Proposal

China Petrochemical Corporation proposes to continue to increase its shareholdings in Sinopec Corp. through acquisitions at the secondary market in its own name or through other concerted party(ies) within the following twelve months (starting from 9 January 2012). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired this time) of the issued share capital of Sinopec Corp.. Sinopec Corp. will continue to oversee the increase of shareholding in Sinopec Corp. by its controlling shareholder, and comply with the disclosure obligations under relevant rules and regulations.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 9 January 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge
Name: Chen Ge
Title: Secretary to the Board of Directors

Date: January 10, 2012